May 25, 2007

VIA EDGAR

Donald C. Hunt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biophan Technologies, Inc. (the “Company”) Amendment No. 4 to Registration Statement on Form S-1 (“Form S-1”) Filed May 24, 2007 File No. 333-13862

Dear Mr. Hunt:

This letter responds to the comment contained in the Staff letter, dated May 25, 2007, addressed to Mr. Weiner, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

1.
It appears that you received the shareholder approval that was a condition to filing another registration statement mentioned on page 66. Please tell us if and when you plan to register additional shares for resale by the selling shareholders. Also tell us whether you would incur any material liability if it is determined that the shares subject to that new registration statement cannot be registered pursuant to rule 415(a)(1)(x) or that the new registration statement cannot be registered pursuant to rule 415(a)(1)(x) or that the new registration statement cast doubt on the ability to offer the shares on the current registration statement under rule 415(a)(1)(x).

Response:

Notwithstanding the prior disclosure of the Company, that upon obtaining shareholder approval the Company intended to file an additional registration statement, as discussed today the Company has no intention to file an additional registration statement in the near future and would not be obligated to do so in accordance with its agreement with its investors. Pursuant to Section 6.1(a) of the Securities Purchase Agreement, dated as of October 11, 2006, the Company was required to file a registration statement with respect to the registrable securities within 30 days of the closing and “[i]f for any reason the Commission does not permit all of the Registrable Securities to be included in such Registration Statement, then the Company shall prepare and file with the Commission a separate Registration Statement with respect to any such Registrable Securities not included with the initial Registration Statements, as expeditiously as possible, but in no event later than the date which is 30 days after the date on which the Commission shall indicate as being the first date such filing may be made.” The current Registration Statement was filed within the confines of the Staffs current interpretive guidance under rule 415 and the filing of any future registration statement would be subject to the Staffs guidance regarding rule 415. Accordingly, although the Company intends to file a subsequent registration statement for the benefit of the investors, the timing of the filing and the amounts of shares to be registered would be based on the Staff’s future guidance, which would not subject the Company to any additional liability to its investors. Therefore, the Company does not believe that any additional disclosure is required in the current Form S-1.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely, /s/ Yoel Goldfeder Yoel Goldfeder

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com